Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 7, 2011 (the "Offer to Purchase"), and the related Letter of Transmittal (and any amendments or supplements thereto) and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Share Purchase Rights)
of
PHARMERICA CORPORATION
at
$15.00 net per share
by
PHILADELPHIA ACQUISITION SUB, INC.,
a wholly owned subsidiary of
OMNICARE, INC.

        Philadelphia Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), hereby offers to purchase (1) all issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of PharMerica Corporation, a Delaware corporation ("PharMerica"), and (2) the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of PharMerica (the "Rights") issued pursuant to the Rights Agreement, dated as of August 25, 2011 (the "Rights Agreement"), between PharMerica and Mellon Investor Services LLC, as Rights Agent, at a price of $15.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. Holders of Shares will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share.

The Offer and withdrawal rights will expire at 12:00, midnight, New York City time, on Tuesday, October 4, 2011, unless the Offer is extended.

        The Offer is conditioned upon, among other things, (1) there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined below) of the Offer that number of Shares that, together with the Shares then owned by Omnicare and its subsidiaries (including, without limitation, Purchaser), represents at least a majority of the total number of Shares then outstanding calculated on a fully-diluted basis after the consummation of the Offer, (2) the Board of Directors of PharMerica redeeming the Rights or Purchaser being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (as defined below), or any other business combination entered into by Omnicare or any of its subsidiaries (including, without limitation, Purchaser) and PharMerica, (3) the Board of Directors of PharMerica having approved the Offer and the Proposed Merger, or any other business combination entered into by Omnicare or any of its subsidiaries (including, without limitation, Purchaser) and PharMerica, under Section 203 of the Delaware General Corporation Law (the "DGCL") or Purchaser being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the

Proposed Merger, or any other business combination entered into by Omnicare or any of its subsidiaries (including, without limitation, Purchaser) and PharMerica, (4) the expiration or termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder and (5) PharMerica not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Omnicare's or Purchaser's ability to acquire PharMerica or otherwise diminishing the expected value to Omnicare of the acquisition of PharMerica. The Offer is also subject to certain other conditions described in the Offer to Purchase.

        The Offer is not conditioned on Purchaser obtaining financing.

        Subject to the applicable rules of the Securities and Exchange Commission and the terms and conditions of the Offer, Purchaser expressly reserves the right (but will not be obligated) (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act")), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for if any of the conditions to the Offer have not been satisfied or if any event or condition specified in Section 14—"Conditions to the Offer" of the Offer to Purchase has occurred or exists and (iii) to amend the Offer, in each case, by giving oral or written notice of such delay, extension, termination or amendment to Wells Fargo Bank, N.A. (the "Depositary") and by making public announcement thereof.

        The purpose of the Offer is to enable Omnicare to acquire control of, and ultimately acquire the entire equity interest in, PharMerica. The Offer, as the first step in the acquisition of PharMerica, is intended to facilitate the acquisition of all issued and outstanding Shares. Purchaser currently intends, promptly following consummation of the Offer, to seek to have PharMerica consummate a second-step merger (the "Proposed Merger"), pursuant to which each then outstanding Share (other than Shares held by Omnicare or its subsidiaries (including, without limitation, Purchaser) and Shares owned by stockholders who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer.

        Omnicare and Purchaser are seeking to negotiate a business combination with PharMerica. Subject to applicable law, Omnicare and Purchaser reserve the right to amend the Offer (including, without limitation, amending the number of Shares to be purchased and the Offer Price) including upon entering into a merger agreement with PharMerica, or to negotiate a merger agreement with PharMerica not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Omnicare, Purchaser and PharMerica.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates for such Shares (the "Share Certificates") and, if applicable, certificates representing the Rights ("Rights Certificates"), or timely confirmation of the book-entry transfer of such Shares and, if applicable, the Rights (if such procedure is available) into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the book-entry transfer procedures described in the Offer to Purchase, (2) the Letter of Transmittal (or a photocopy thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of Shares, and (3) any other documents required by the Letter of Transmittal. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for any Shares, regardless of any extension of the Offer or any delay in paying such purchase price. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent (as defined in the Offer to Purchase).

        The term "Expiration Date" means 12:00, midnight, New York City time, on Tuesday, October 4, 2011, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire. Any extension of the Offer will be followed as promptly as practicable by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of at least three business days in length following the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a "Subsequent Offering Period"). A Subsequent Offering Period would be an additional period of time, following the first purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. If Purchaser elects to include a Subsequent Offering Period, it will notify stockholders of PharMerica consistent with the requirements of the Securities and Exchange Commission. Purchaser currently does not intend to include a Subsequent Offering Period in the Offer, although it reserves the right to do so in its sole discretion.

        Except as otherwise provided below, tenders of Shares (and, if applicable, Rights) made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 5, 2011 (or such later date as may apply in case the Offer is extended). A withdrawal of a Share will also constitute a withdrawal of the associated Right. Rights may not be withdrawn unless the associated Shares are also withdrawn.

        To be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates or Rights Certificates evidencing Shares or Rights to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

        Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in the Offer to Purchase. All questions as to the form and validity (including, without limitation, as to time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion.

        A request is being made to PharMerica pursuant to Rule 14d-5 under the Exchange Act for the use of stockholder lists and security position listings of PharMerica for the purpose of disseminating the Offer to stockholders. Upon compliance by PharMerica with this request, the Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholders lists of PharMerica, or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares by Purchaser or, if PharMerica so elects, the materials will be mailed by PharMerica. Omnicare is making a request to PharMerica pursuant to Section 220(b) of the DGCL to inspect the stock ledger of PharMerica, a list of PharMerica's stockholders and PharMerica's other books and records.

        The receipt of cash in exchange for Shares in the Offer or the Proposed Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Stockholders are urged to consult their own tax advisors about the particular effect the Offer and the Proposed Merger will have on their Shares.

        The information required to be disclosed by Rule 14d-6(d)(1) promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        The Offer to Purchase and the Letter of Transmittal accompanying the Offer to Purchase contain important information that stockholders should read carefully in their entirety prior to making any decision regarding the Offer.

        Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser's expense.

The Information Agent for the Offer is:
D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, NY 10005
Stockholders may call toll free (800) 769-7666
Banks and Brokers may call collect (212) 269-5550
Email: info@dfking.com

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.
200 West Street
New York, New York 10282
(800) 323-5678 (Toll-Free)
(212) 902-1000 (Direct)

September 7, 2011